CAE receives regulatory approval for normal course issuer bid Montreal, Canada, May 27, 2024 – (NYSE: CAE; TSX: CAE) – CAE Inc. today announced that it has received regulatory approval to proceed with its previously-announced normal course issuer bid (“NCIB”) to purchase, for cancellation, up to 15,932,187 of its common shares commencing May 30, 2024 and ending May 29, 2025. The maximum number of common shares that may be repurchased under the program represents approximately five percent (5%) of the issued and outstanding common shares of CAE. The actual number of common shares purchased under the NCIB, the timing of purchases and the price at which the common shares are bought will depend upon management discretion based on factors such as market conditions. Purchases under the NCIB will be made through the facilities of the Toronto Stock Exchange (“TSX”) in accordance with the TSX’s applicable policies or the facilities of the New York Stock Exchange (“NYSE”) in compliance with applicable NYSE rules and policies and U.S. laws, or in such other manner as may be permitted under applicable stock exchange rules and applicable securities laws, including through alternative Canadian and US trading platforms and privately-negotiated, off-exchange block purchases. In the case of off-exchange block purchases, purchases will be at a discount to the prevailing market price in accordance with and subject to the terms of applicable exemptive relief. RBC Dominion Securities Inc. (“RBC”) has agreed to act as CAE's designated broker to make purchases of common shares pursuant to the NCIB. CAE has also entered into an automatic share purchase plan (“ASPP”) with RBC allowing it to purchase common shares under the NCIB when the company would ordinarily not be permitted to purchase shares due to regulatory restrictions and customary self-imposed black-out periods. Before entering a black-out period, CAE may, but is not required to, instruct RBC to make purchases under the NCIB during such a period based on parameters set by CAE in accordance with the ASPP, TSX Rules and applicable securities laws. All purchases made under the ASPP are included in computing the number of common shares purchased under the NCIB. The ASPP has been pre-cleared by the TSX and will be implemented and effective June 3, 2024. The price CAE will pay for any common shares will be the market price at the time of acquisition, plus brokerage fees. All common shares purchased pursuant to the NCIB will be cancelled.

During the period that the NCIB is outstanding, CAE does not intend to make purchases of its common shares other than by means of open market transactions or such other means as may be permitted or approved by any applicable securities regulator. The average daily trading volume of CAE’s common shares through the facilities of the TSX over the last six completed calendar months was 605,257 (“ADTV”). Accordingly, under the TSX Rules and policies, CAE is entitled on any trading day to purchase up to 25% of the ADTV, which totals 151,314 common shares, for the next 12-month period of the NCIB. In excess of the daily repurchase limit, CAE may also purchase, once a week, a block of common shares not owned by any insiders, which may exceed such daily limit, in accordance with the TSX Rules. As of May 16, 2024, CAE had 318,643,758 common shares issued and outstanding. CAE has not repurchased any of its common shares during the last twelve months. The NCIB is being established as part of CAE’s capital allocation strategy. The Board of Directors of CAE believes that any purchases made under the NCIB will be in the best interest of CAE and that such purchases will constitute a desirable use of funds that should enhance shareholder value. About CAE At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying software-based simulation training and critical operations support solutions. Above all else, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators, and defence and security forces to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with approximately 13,000 employees in more than 240 sites and training locations in over 40 countries. CAE represents more than 75 years of industry firsts – the highest-fidelity flight and mission simulators as well as training programs powered by digital technologies. We embed sustainability in everything we do. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter. Caution concerning forward-look ing statements This press release includes forward-looking statements, including in connection with CAE’s NCIB, ASPP and future purchases of common shares pursuant to the NCIB. Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”,

“estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, “strategy”, “future” or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute "forward-looking statements" within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of May 27, 2024 and, accordingly, are subject to change after such date. Specifically, there can be no assurance as to how many shares, if any, will ultimately be acquired under CAE’s NCIB. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after May 27, 2024. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of CAE’s NCIB. Readers are cautioned that such information may not be appropriate for other purposes.

Contacts General Media: Samantha Golinski, Vice President, Public Affairs & Global Communications +1-438-805-5856, samantha.golinski@cae.com Investor Relat ions: Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management +1-514-734-5760, andrew.arnovitz@cae.com